Exhibit 99.1

                   INTERSTAR SECURITISATION MANAGEMENT PTY LTD
                       OFFICER'S CERTIFICATE OF COMPLIANCE

The undersigned officer of Interstar Securitisation Management Pty Limited, a company organized under the laws of Victoria, Australia ("ISM"), hereby certifies on behalf of ISM and on his own behalf for purposes of the Interstar Millennium Series 2002-1G Trust Class A2 Mortgage Backed Floating Rate Notes (the "Notes"), as follows:

1. I am a duly appointed, qualified and acting Officer of ISM,

2. I am duly authorized to execute and deliver this Officer's Certificate on behalf of ISM; and

3. To the best of my knowledge, the Issuer Trustee has complied with all conditions and covenants under the Transaction Documents, for the Interstar Millennium Series 2002-1G issue of Notes for the period between July 17, 2002 and the end of the Manager's fiscal year on June 30, 2003. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Note Trust Deed related to the above-referenced issue of Notes.

IN WITNESS WHEREOF, I have signed my name as of February 19, 2004.



/s/ Sam Kyriacou
------------------
Name:  Sam Kyriacou
Title: Director, Interstar Securitisation
       Management Pty